Mail Stop 4561

September 12, 2007

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re: HSBC Holdings plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-14930**

Dear Mr. Flint:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006:

Report of the Directors: Business Review, page 6

1.   We note your disclosure throughout this section of results of operations and changes in financial condition on the non-GAAP basis referred to as "underlying basis." If you continue to present such disclosure in future filings, please refer to Item 10(e) of Regulation S-K and revise your disclosure for the following items:

- include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with the generally accepted accounting principles ("GAAP") of your primary financial statements;

- include a quantitative reconciliation between the non-GAAP financial measure disclosed with the most directly GAAP comparable financial measure or measures;

- clearly describe how the reconciling adjustments are derived, providing hypothetical examples as needed to demonstrate "constant currency";

- describe the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations;

- describe specifically how management uses these non-GAAP financial measures in conducting or evaluating the business;

- use line item titles and descriptions for the non-GAAP measures to are not the same or confusingly similar to titles or descriptions used for GAAP financial measures;

- Please provide us with comprehensive examples of your proposed future disclosures, using the information in your 2006 Form 20-F as the basis in the examples.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant